UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*

                                EQUITY ONE, INC.
                                ----------------
                                (Name of Issuer)

                     Common Stock, par value $0.01 per share
                     ---------------------------------------
                         (Title of Class of Securities)

                                    690113105
                                    ---------
                                 (CUSIP Number)

                               Steven J. Glusband
                            Carter, Ledyard & Milburn
                     2 Wall Street, New York, New York 10005
                                 (212) 732-3200
            --------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                November 17, 2000
             -------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

Note: Schedules filed in paper format will include a signed original and five copies of the schedule, including all exhibits. See ss. 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page will be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page will not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but will be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 294752100

1    NAME OF REPORTING PERSON: David Wertheim
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY): Not Applicable

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:    (a)      [ ]
                                                          (b)      [X]

3    SEC USE ONLY

4    SOURCE OF FUNDS:  BK, HC

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
     TO ITEMS 2(d) or 2(e):                                        [ ]

6    CITIZENSHIP OR PLACE OF ORGANIZATION:  Israel

NUMBER  OF     7    SOLE VOTING POWER: 0 shares of Common Stock
SHARES
BENEFICIALLY   8    SHARED VOTING POWER:  2,950,000* shares of Common Stock
OWNED   BY
EACH           9    SOLE DISPOSITIVE POWER: 0 shares of Common Stock
REPORTING
PERSON WITH    10   SHARED DISPOSITIVE POWER: 2,950,000* shares of Common Stock

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
     PERSON: 2,950,000* shares of Common Stock

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                                  [ ]

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 19.9%

14   TYPE OF REPORTING PERSON: IN


___________

* Includes 925,000 shares of Common Stock that will be purchased and issued within nine months of November 17, 2000, and 1,025,000 shares of Common Stock issuable upon the exercise of warrants.

CUSIP No. 294752100

1    NAME OF REPORTING PERSON: Moshe Wertheim
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY): Not Applicable

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:    (a)      [ ]
                                                          (b)      [X]

3    SEC USE ONLY

4    SOURCE OF FUNDS:  BK, HC

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
     TO ITEMS 2(d) or 2(e):                                        [ ]

6    CITIZENSHIP OR PLACE OF ORGANIZATION:  Israel

NUMBER  OF     7    SOLE VOTING POWER: 0 shares of Common Stock
SHARES
BENEFICIALLY   8    SHARED VOTING POWER:  2,950,000* shares of Common Stock
OWNED   BY
EACH           9    SOLE DISPOSITIVE POWER: 0 shares of Common Stock
REPORTING
PERSON WITH    10   SHARED DISPOSITIVE POWER: 2,950,000* shares of Common Stock

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
     PERSON: 2,950,000* shares of Common Stock

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                                  [ ]

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 19.9%

14   TYPE OF REPORTING PERSON: IN


___________

* Includes 925,000 shares of Common Stock that will be purchased and issued within nine months of November 17, 2000, and 1,025,000 shares of Common Stock issuable upon the exercise of warrants.

CUSIP No. 294752100

1    NAME OF REPORTING PERSON: Aviram Wertheim
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY): Not Applicable

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:    (a)      [ ]
                                                          (b)      [X]

3    SEC USE ONLY

4    SOURCE OF FUNDS:  BK, HC

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
     TO ITEMS 2(d) or 2(e):                                        [ ]

6    CITIZENSHIP OR PLACE OF ORGANIZATION:  Israel

NUMBER  OF     7    SOLE VOTING POWER: 0 shares of Common Stock
SHARES
BENEFICIALLY   8    SHARED VOTING POWER:  2,950,000* shares of Common Stock
OWNED   BY
EACH           9    SOLE DISPOSITIVE POWER: 0 shares of Common Stock
REPORTING
PERSON WITH    10   SHARED DISPOSITIVE POWER: 2,950,000* shares of Common Stock

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
     PERSON: 2,950,000* shares of Common Stock

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                                  [ ]

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 19.9%

14   TYPE OF REPORTING PERSON: IN


___________

* Includes 925,000 shares of Common Stock that will be purchased and issued within nine months of November 17, 2000, and 1,025,000 shares of Common Stock issuable upon the exercise of warrants.

CUSIP No. 294752100

1    NAME OF REPORTING PERSON: Nathan Hetz
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY): Not Applicable

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:    (a)      [ ]
                                                          (b)      [X]

3    SEC USE ONLY

4    SOURCE OF FUNDS:  BK, HC

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
     TO ITEMS 2(d) or 2(e):                                        [ ]

6    CITIZENSHIP OR PLACE OF ORGANIZATION:  Israel

NUMBER  OF     7    SOLE VOTING POWER: 0 shares of Common Stock
SHARES
BENEFICIALLY   8    SHARED VOTING POWER:  2,950,000* shares of Common Stock
OWNED   BY
EACH           9    SOLE DISPOSITIVE POWER: 0 shares of Common Stock
REPORTING
PERSON WITH    10   SHARED DISPOSITIVE POWER: 2,950,000* shares of Common Stock

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
     PERSON: 2,950,000* shares of Common Stock

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                                  [ ]

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 19.9%

14   TYPE OF REPORTING PERSON: IN


___________

* Includes 925,000 shares of Common Stock that will be purchased and issued within nine months of November 17, 2000, and 1,025,000 shares of Common Stock issuable upon the exercise of warrants.

CUSIP No. 294752100

1    NAME OF REPORTING PERSON: Klara Hetz
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY): Not Applicable

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:    (a)      [ ]
                                                          (b)      [X]

3    SEC USE ONLY

4    SOURCE OF FUNDS:  BK, HC

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
     TO ITEMS 2(d) or 2(e):                                        [ ]

6    CITIZENSHIP OR PLACE OF ORGANIZATION:  Israel

NUMBER  OF     7    SOLE VOTING POWER: 0 shares of Common Stock
SHARES
BENEFICIALLY   8    SHARED VOTING POWER:  2,950,000* shares of Common Stock
OWNED   BY
EACH           9    SOLE DISPOSITIVE POWER: 0 shares of Common Stock
REPORTING
PERSON WITH    10   SHARED DISPOSITIVE POWER: 2,950,000* shares of Common Stock

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
     PERSON: 2,950,000* shares of Common Stock

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                                  [ ]

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 19.9%

14   TYPE OF REPORTING PERSON: IN


___________

* Includes 925,000 shares of Common Stock that will be purchased and issued within nine months of November 17, 2000, and 1,025,000 shares of Common Stock issuable upon the exercise of warrants.

     This Amendment No. 1 to the Statement on Schedule 13D dated October 17, 2000 is being filed to report the purchase by AH Investments US, L.P., a Delaware Limited Partnership ("AH Investments"), of 1,000,000 shares of common stock, $0.01 par value (the "Common Stock"), of Equity One, Inc., a Maryland corporation (the "Issuer"), from the Issuer on November 17, 2000. Messrs. David Wertheim, his father, Moshe Wertheim, his cousin, Aviram Wertheim (together, the "Wertheim Family Members") and Nathan Hetz and his spouse, Mrs. Klara Hetz, control AH Investments.

Item 3. Source and Amount of Funds or Other Consideration

     ITEM 3 OF THIS STATEMENT IS HEREBY AMENDED AND RESTATED TO READ IN ITS ENTIRETY AS FOLLOWS:

     The purchase price paid by AH Investments for the acquisition of 1,000,000 shares of Common Stock of the Issuer in a private transaction was $10,875,000 ($10.875 per share), of which (i) $4,400,000 was provided from proceeds of a loan (the "Term Loan") to AH Investments from Bank Hapoalim B.M. (the "Bank"),
(ii) $1,650,000 was drawn on a line of credit extended by the Bank in a total amount of $3,150,000, (iii) $1,100,000 was drawn on a line of credit extended by the Bank in a total amount of $2,100,000, (iv) $1,650,000 was provided as a loan (the "GP Loan") to AH Investment by Alony Hetz Properties and Investments Ltd. ("AHPI") and the remainder of $2,075,000 was financed from working capital of AH Investments.

     Pursuant to the Loan Agreement dated November 30, 2000 (the "Loan Agreement"), the Bank agreed to provide to AH Investments a loan in an aggregate amount of up to $8,400,000 no later than August 17, 2001. Each credit extension will be equal to at least $1,000,000. The principal amount of the Term Loan is payable by November 16, 2005 and bears an annual interest of LIBOR plus 1.20%, payable every one, two or three months or such other period as the parties will agree, with the first interest period for any extension of credit commencing on the date of such extension of credit. AH Investments agreed to pay interest on overdue principal of and (to the extent permitted by applicable law) on overdue interest on demand at the rate of 2.25% in excess of the greater of (x) the LIBOR rate then in effect plus 1.20% or (y) the prime rate. AH Investments has executed a promissory note dated November 30, 2000 (the "Note") evidencing the Term Loan.

     AH  Investments  pledged to the Bank,  pursuant to a Pledge  Agreement (the
"Pledge Agreement") dated November 30, 2000, the 1,000,000 shares of Common Stock held by it together with any subsequently purchased Common Stock of the Issuer pledged to the Bank, and any shares and other securities into which the same may be converted or exchanged and other income therefrom, collections thereon or distributions with respect thereto, and all proceeds thereof or relating thereto (the "Pledged Securities") and granted to the Bank a security interest in the Pledged Securities to secure the Term Loan.

     AH Investments and AH Holdings US, Inc. ("AH Holdings") (as the general partner) agreed under the Loan Agreement, among others: (i) not to create or permit to exist any mortgage, pledge, hypothecation, assignment, deposit arrangement, encumbrance, lien, charge or other security interest or any preference, priority or other security agreement over all or any part of Pledged Securities; (ii) not to merge or consolidate with any other person or permit any change in the control of AH Investments or AH Holdings, as the case may be, and (iii) not to sell, transfer, lend or otherwise dispose of or cease to exercise direct control over any part of its assets, undertakings or revenues which, in the opinion of the Bank, is material, otherwise than for full consideration in the ordinary course of business.

     The $3,150,000 line of credit provided by the Bank bears an annual interest of LIBOR plus 0.85% and the $2,100,000 line of credit provided by the Bank bears an annual interest of LIBOR plus 1.20%. The interest is payable every one, two or three months or such other period as the parties will agree, with the first interest period for any extension of credit commencing on the date of such extension of credit. The $3,150,000 line of credit expires on November 14, 2003 and the $2,100,000 line of credit expires on November 16, 2005. Both line of credits were guaranteed by AHIP.

     The GP Loan is payable on November 16, 2010 and bears interest at a rate of LIBOR plus 1% per annum, paid quarterly beginning January 10, 2001.

     The purchase price that will be paid for the acquisition of 925,000 shares of Common Stock of the Issuer by AH Investments in a private transaction will be $10,059,375 ($10.875 per share), subject to certain adjustments (the 1,000,000 shares and the 925,000 shares are collectively referred to as the "Shares"). The exercise price of the warrants to purchase 1,025,000 shares of Common Stock, issued by the Issuer to AHPI or its assigns, is $10.875, subject to certain adjustments. It is expected that the proceeds for the purchase of the 925,000 shares of Common Stock will also be funded by loans from the Bank, working capital, and loans to AH Investments by AH Holdings as its general partner and AHPI as its limited partner. It is likely, although no definitive plans have yet been made, that the proceeds for the purchase of the 1,025,000 shares issuable upon the exercise of the warrants will also be funded in the same manner.

Item 4. Purpose of Transaction

     ITEM 4 OF THIS STATEMENT IS HEREBY AMENDED AND RESTATED TO READ IN ITS ENTIRETY AS FOLLOWS:

     Pursuant  to  a   Subscription   Agreement   dated  October  4,  2000  (the
"Subscription Agreement"), between AHPI or its wholly owned entity and the Issuer, AH Investments purchased from the Issuer in a private transaction 1,000,000 shares of Common Stock for $10.875 per share on November 17, 2000 (the "Initial Closing"). Under the Subscription Agreement, AH Investments will purchase an additional 925,000 shares of Common Stock for $10.875 per share (subject to certain adjustments) within nine months of the Initial Closing. In addition, the Issuer issued to AHPI or its assigns warrants to purchase 1,025,000 shares of Common Stock at an exercise price of $10.875 per share (subject to certain adjustments). Of such warrants, warrants to purchase 375,000 shares will be exercisable until December 31, 2001 and warrants to purchase 650,000 shares will be exercisable until December 31, 2002, provided that each exercise will be made only within the 30-50 day period following the end of each calendar quarter and the exercise date does not occur on or after the second business day following the Issuer's release of its quarterly or annual financial results. Copies of the

Subscription Agreement and the Warrant Agreement for the Purchase of Shares of Common Stock dated October 4, 2000 (the "Warrant Agreement") have been filed as Exhibits 2 and 3, respectively, to the Statement on Schedule 13D filed with the Securities and Exchange Commission (the "SEC") on October 19, 2000 and are hereby incorporated by reference.

     The 1,000,000 shares of Common Stock purchased by AH Investments as well as the 925,000 shares of Common Stock to be purchased by AH Investments under the Subscription Agreement and the shares issuable upon the exercise of the warrants were and will be purchased for investment purposes. The equity investment in the Issuer is a result of the determination of the management of AHPI to acquire through AH Investments real estate investments in North America in addition to its investments in Israel and the U.K.

     Pursuant to the terms of a Stockholders Agreement dated October 4, 2000 (the "Stockholders Agreement") by and among (i) the Issuer, (ii) AHPI or its wholly owned entity (the "Investor"), and (iii) Gazit-Globe (1982) Ltd., M.G.N.
(USA), Inc. and Gazit (1995), Inc. (the "Gazit-Globe Group"), the Investor designated one director to the Issuer's Board of Directors. A second director was recommended by the Investor to serve on the Board of Directors and approved by the Issuer.

     Each member of the Gazit-Globe Group agreed, during the term of the Stockholders Agreement, to vote all of its voting securities of the Issuer and to take all other necessary actions within its control so that designees of the Investor are elected to the Board of Directors of the Issuer pursuant to the following conditions:

     (i) if the Investor owns at least 2,300,000 shares of the Issuer as of December 31, 2001 and 2,950,000 shares as of December 31, 2002, and all the shares held by the Investor (directly or indirectly) represent at least 20% of the aggregate number of shares held (directly or indirectly) by the Investor and the Gazit-Globe Group, and such aggregate amount represents not less than 50% of the total outstanding voting capital stock of the Issuer, the Investor may designate the greater of two nominees or such number of nominees as will constitute 20% of the Board of Directors of the Issuer to the Board of Directors;

     (ii) if certain conditions are not met at any time after each applicable date, and such failure is not remedied within 60 days of the date upon which the condition is no longer met (the "Cure Period"), but the Investor owns (directly or indirectly) the greater of (i) 5% of the Issuer's total outstanding voting capital stock on a fully-diluted basis, and (ii) 1,000,000 shares, the Investor will then become entitled to only designate one nominee to the Board of Directors of the Issuer and will promptly cause one of its directors to submit its resignation to the Issuer.

     To the extent the Investor loses the right to designate a director by failing to meet the ownership requirements set forth above (and not remedying the same within the Cure Period), the Investor will irrevocably lose the right to designate a director for such position notwithstanding its later acquiring a sufficient interest to meet the ownership requirements.

     To the extent the Investor has the right to designate two directors pursuant to the above conditions, at least one such person will be a resident or citizen of the United States and not an affiliate of the Investor, the Gazit Group or the Issuer.

     The parties further agreed that for any period during which the Investor owns beneficially and/or of record 20% or more of the outstanding shares of Common Stock and the Gazit-Globe Group holds a majority interest in the Issuer, the Investor may not, without the prior written consent of the Issuer's Board of
Directors:

          (i) directly or indirectly seek, or permit any person over whom or which the Investor has control (a "Controlled Person") to seek or encourage or assist any associate, partner or affiliate of the Investor to seek representation on the Board of Directors of the Issuer or otherwise seek to participate in or influence the Issuer's management, management decisions, operating policies, or governing corporate instruments;

          (ii) instigate or join in any attempt to change the Issuer's management, management decisions, operating policies, governing corporate instruments or conduct of its business and affairs;

          (iii) solicit or permit any Controlled Person to solicit, or encourage or assist any associate, partner or affiliate of the Investor to solicit proxies with respect to any shares of Common Stock or other securities of the Issuer entitled to vote generally for the election of directors or otherwise ("Voting Securities") under any circumstance, or become a "participant", or permit any Controlled Person, or encourage or assist any associate, partner or affiliate of the Investor to become a "participant", in any "election contest" relating to the election of directors of the Issuer, changes in governing corporate instruments or otherwise (as such terms are used in Rule 14a-11 of Regulation 14A under the Securities Act of 1933, as amended);

          (iv) deposit, or permit any Controlled Person, or encourage or assist any associate, partner or affiliate of the Investor to deposit, any Voting Securities in a voting trust or similar arrangement, or subject or permit any Controlled Person, or encourage or assist any associate, partner or affiliate of the Investor to subject any Voting Securities to a voting or similar agreement;

          (v) take any action alone or in concert with any other person to acquire or affect the control of the Issuer or, directly or indirectly, participate in, or encourage the formation of, any group seeking to obtain or take control of the Issuer; or

          (vi) directly or indirectly seek to influence any of the Issuer's contractual relationships, whether orally, in writing or otherwise (including, without limitation, the Issuer's contractual relationships with its auditors, its investment bankers and its lenders).

     A copy of the Stockholders Agreement has been filed as Exhibit 4 to the Statement on Schedule 13D filed with the SEC on October 19, 2000 and is hereby incorporated by reference.

     Apart from the foregoing, none of the Wertheim Family Members, Mr. Hetz or Mrs. Hetz has any plan or proposal, directly or through their controlling beneficial interest in M. Wertheim (Holdings) Ltd. ("Wertheim Holdings") or Natkal Management and Holdings (1998) Ltd. ("Natkal Management"), respectively, AHPI, AH Holdings or AH Investments (or in his or her capacity as a director of Wertheim Holdings or Natkal Management and AHPI, AH Holdings or AH Investments) currently does not have any plan or proposal, directly or indirectly, which relates to or would result in:

          (a) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

          (b)  an  extraordinary  corporate  transaction,   such  as  a  merger,
     reorganization, or liquidation, involving the Issuer or any of its subsidiaries;

          (c) a sale or transfer of a material amount of the assets of the Issuer or any of its subsidiaries;

          (d) any change in the present board of directors or management of the Issuer, including any plan or proposal to change the number or term of directors or to fill any existing vacancies on the board;

          (e) any material change in the present capitalization or dividend policy of the Issuer;

          (f) any other material change in the Issuer's business or corporate structure;

          (g) changes in the Issuer's charter or by-laws or other actions which may impede the acquisition of control of the Issuer by any person;

          (h) a class of securities of the Issuer being delisted from a national securities exchange or ceasing to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

          (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

          (j) any action similar to any of those enumerated above.

Item 5. Interest in Securities of the Issuer

     ITEM 5 OF THIS STATEMENT IS HEREBY AMENDED AND RESTATED TO READ IN ITS ENTIRETY AS FOLLOWS:

     (a) and (b) Each of Messrs. David Wertheim, Moshe Wertheim, Aviram Wertheim and Nathan Hetz and Mrs. Klara Hetz is the indirect beneficial owner of 1,000,000 shares of Common Stock, or approximately 7.77% of the 12,873,301 shares of Common Stock of the Issuer issued and outstanding as of the Initial Closing. Upon the purchase and issuance of an additional 925,000 shares of Common Stock pursuant to the provisions of the Subscription Agreement, each of Messrs. David Wertheim, Moshe Wertheim, Aviram Wertheim and Nathan Hetz and Mrs. Klara Hetz will be the indirect beneficial owner of 1,925,000 shares of Common Stock, or approximately 13.95% of the 13,798,301 shares of Common Stock of the Issuer to be outstanding following the issuance of such shares. Upon the exercise of the warrants into 1,025,000 shares of Common Stock, each of Messrs. David Wertheim, Moshe Wertheim, Aviram Wertheim and Nathan Hetz and Mrs. Klara Hetz will be the indirect beneficial owner of 2,950,000 shares of Common Stock, or approximately 19.90% of the 14,823,301 shares of Common Stock of the Issuer to be issued and outstanding following the exercise of the warrants.

All the above numbers of issued and outstanding shares of the Issuer and percentages of ownership are based on 11,873,301 shares of Common Stock, which the Issuer has reported were outstanding on November 6, 2000 in its Form 10-Q for the quarter ended September 30, 2000, filed with the SEC on November 14, 2000.

     AH Investments is the record holder of the 1,000,000 shares of Common Stock and will be the record holder of the remaining 925,000 shares of Common Stock and the 1,025,000 shares issuable upon the exercise of the warrants. AH Investments is a limited liability partnership in which AH Holdings is the general partner and AHPI is the limited partner. AH Holdings is a Delaware wholly owned subsidiary of AHPI. AHPI is an Israeli corporation, whose shares trade on the Tel Aviv Stock Exchange, which is 56.1% controlled by Wertheim Holdings (28.1%) and Natkal Management (28.0%), pursuant to the Shareholders Agreement entered into by these parties and dated October 31, 1996 pertaining to, among others, the voting of their shares of AHPI. Wertheim Holdings is an Israeli holding company owned by Mr. David Wertheim (50.01%), Mr. Aviram Wertheim (15%), Mr. Moshe Wertheim (together with his spouse 9.0%) and other Wertheim family members. Natkal Management is an Israeli holding company that is controlled by Mr. Nathan Hetz (50%) and Mrs. Klara Hetz (50%). Each of the Wertheim Family Members, Mr. Hetz and Mrs. Hetz has shared voting power with each other with respect to the 1,000,000 shares of Common Stock and will have shared voting power with each other with respect to the 925,000 shares of Common Stock and the 1,025,000 shares of Common Stock issuable upon the exercise of the warrants.

     (c) Except for the private transaction described in Item 4 above, the Wertheim Family Members, Mr. Hetz and Mrs. Hetz have not effected, directly or indirectly (through Wertheim Holdings, Natkal Management, AHPI, AH Holdings or AH Investments) any transactions in the shares of Common Stock of the Issuer since the filing of this Statement on Schedule 13D with the SEC on October 19, 2000.

     (d) Not applicable.

     (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

     ITEM 6 OF THIS STATEMENT IS HEREBY AMENDED AND RESTATED TO READ IN ITS ENTIRETY AS FOLLOWS:

     The description of the purchase of the securities of the Issuer pursuant to the Subscription Agreement and the Warrant Agreement set forth in Item 4 of this Statement is hereby incorporated by reference in this Item 6.

     The description of the Term Loan and the pledge of the Pledged Securities pursuant to the Loan Agreement and the Pledge Agreement set forth in Item 3 of this Statement is hereby incorporated by reference in this Item 6. Pursuant to the terms of the Pledge Agreement, AH Investment may not grant, enter into, or effect, as the case may be, any option, right of first refusal, agreement, charter or by-law which might prohibit, impair or delay or otherwise affect the pledge, sale or disposition of the Pledged Securities or the exercise by the Bank of any of its rights and remedies under the Pledge Agreement.

     The disclosure with respect to the designation of directors by the Investor to the Issuer's Board of Directors and the undertaking of the Gazit-Globe Group with respect to voting its shares of the Issuer and the restriction on certain actions set forth in Item 4 of this Statement is hereby incorporated by reference in this Item 6.

     Pursuant to the Subscription Agreement, the Investor was granted three demand registration rights and unlimited piggyback registration rights with respect to the Shares and the 1,025,000 shares of Common Stock issuable upon the exercise of the warrants. Such registration rights may be only exercised after the passage of 24 months following the Initial Closing. The registration rights of the Investor are set forth in greater detail in Section 5 of the Subscription Agreement and are hereby incorporated by reference in this Item 6.

     The Investor is also subject to certain drag along rights in the event the Gazit-Globe Group intends to sell all of its shares of the Issuer in a bona fide arm's length transaction with a third party, other than an open-market transaction, at a price per share equal to or greater than $16.3125 (subject to certain adjustments), provided that at such time the ownership interest of the Gazit-Globe Group in the Issuer will be equal to or greater than the ownership interest of the Investor and subject to the satisfaction of the following conditions: (i) upon the consummation of the proposed sale, the Investor will receive for each of its shares being sold the same form of consideration and the same amount of consideration as the Gazit-Globe Group receives for each of their shares being sold and (ii) if the Investor holds any unexpired and unexercised warrants, it shall be given an opportunity to either (A) exercise the warrants prior to the consummation of the proposed sale or (B) receive in exchange for such rights consideration equal to the amount determined by multiplying (1) the same amount of consideration per share received by holders of the Common Stock in connection with the proposed sale less the exercise price per share payable for the exercise of the warrants by (2) the number of shares of Common Stock to which the Investor is entitled upon exercise of such warrants. In addition, if any member (the "Selling Stockholder") of the Gazit-Globe Group proposes to sell, other than pursuant to an open-market transaction or a de minimis transaction (involving less than 2% of the Issuer's outstanding stock), any of its shares of Common Stock, the Investor has a tag along right to participate in such sale to a third party, on a pro-rata basis based upon the percentage of the shares of the Gazit-Globe Group offered to be sold, upon the purchase by the proposed transferee of any shares of Common Stock owned by the Selling Stockholder and for the same per share consideration. The drag along rights and the tag along rights granted to the Investor are set forth in greater detail in Sections 1 and 2, respectively, of the Stockholders Agreement and are hereby incorporated by reference in this Item 6.

     Except as set forth above, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the Wertheim Family Members, Mr. Hetz and Mrs. Hetz (directly or indirectly through Wertheim Holdings, Natkal Management, AHPI, AH Holdings or AH Investments) or between them and any other person with respect to the securities of the Issuer, including but not limited to contracts, arrangements or understandings with respect to transfer or voting of any of such securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7. Material to be filed as Exhibits

Exhibit 1. Joint Filing Agreement has been filed as Exhibit 1 to the Statement on Schedule 13D filed with the SEC on November 19, 2000 and is hereby incorporated by reference.

Exhibit 2.     Power of Attorney.

Exhibit 3. Subscription Agreement dated October 4, 2000 was filed as Exhibit 2 to the Statement on Schedule 13D filed with the SEC on November 19, 2000 and is hereby incorporated by reference.

Exhibit 4. Warrant Agreement for the Purchase of Shares of Common Stock dated October 4, 2000 was filed as Exhibit 3 to the Statement on
               Schedule 13D filed with the SEC on November 19, 2000 and is hereby incorporated by reference.

Exhibit 5. Stockholders Agreement dated October 4, 2000 by and among Equity One, Inc., Alony Hetz Properties & Investments, Ltd. or its wholly owned entity, Gazit-Globe (1982) Ltd., M.G.N. (USA), Inc. and Gazit (1995), Inc. was filed as Exhibit 4 to the Statement on
               Schedule 13D filed with the SEC on November 19, 2000 and is hereby incorporated by reference.

                                   SIGNATURES

     After reasonable inquiry and to the best of our knowledge and belief, the undersigned hereby certify that the information set forth in this Amendment to the Statement is true, complete and correct.


Date:    January 3, 2001



                                                      *
                                                 --------------
                                                 David Wertheim



                                                      *
                                                 --------------
                                                 Moshe Wertheim



                                                      *
                                                 ---------------
                                                 Aviram Wertheim



                                                      *
                                                 -----------
                                                 Nathan Hetz



                                                     *
                                                 ----------
                                                 Klara Hetz


                                         *ALONY HETZ PROPERTIES AND
                                          INVESTMENTS LTD.
                                         (Attorney-in-Fact)


                                       By: /s/Nathan Hetz
                                           ------------------------------------
                                           Nathan Hetz, Chief Executive Officer


                                       By:  /s/Varda Levy
                                            -----------------------------------
                                            Varda Levy, Chief Financial Officer